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October 6, 2005


United States Securities and Exchange Commission
450 5th Street, N.W., Stop 4 - 5
Washington, D.C. 20549

Attn: Ms. Regina Balderas, Division of Corporate Finance

File: 1-32533


Dear Ms. Balderas:

We have completed researching the issues raised in the SEC comments letter dated September 15, 2005 covering Westside Energy Corporation's 2004 10-KSB and 2005 10-QSB filings. Our responses are as follows.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Statements of Changes in Stockholders' Equity (Deficit), page F-4

Comment 1

With regard to the transaction reflected in the line item "Stock issued for fundraising" during the year ended December 31, 2004, tell us the reasons there was no change in the common stock amount pertaining to the 10,000 shares issued.

Response 1

The transaction for the stock issued for fundraising was accounted for as a debit of $100 (10,000 x $.01/share) to additional paid-in capital and a credit of $100 to common stock. These amounts are netted together on the statement of changes in stockholders' equity (deficit). Therefore, a net of zero appears on the statement. The impact of this transaction is to reduce the proceeds received from the fundraising.

Note 1. Summary of Significant Accounting Policies, page F-6

General

Comment 2

Please include in the summary of significant accounting policies your accounting policy for revenue recognition. Specifically state each of the criteria identified in SAB Topic 13 (as they apply to each segment or line of business) required for revenue to be recognized for US GAAP.

Response 2

Our accounting policy for revenue recognition has been added to the summary of significant accounting policies, and reads as follows:

Revenue Recognition

Westside records oil and gas revenues following the entitlement method of accounting for production, in which any excess amount received above Westside's share is treated as a liability. If less than Westside's share is received, the underproduction is recorded as an asset. Westside did not have an imbalance position in terms of volumes or values at December 31, 2004.

Comment 3

Please include in the summary of significant accounting policies your accounting policy for stock-based compensation. In your disclosure, specifically address how you account for stock-based transactions with employees apart from your disclosure of how you account for stock-based compensation for non-employees. Refer to paragraphs 8 and 11 of SFAS 123.

Response 3

Our accounting policy for stock-based compensation has been added to the summary of significant accounting policies, and reads as follows:

Stock-Based Compensation

Westside had no stock-based compensation to employees through December 31, 2004. Subsequent to 2004, Westside began issuing common stock to employees for compensation. Westside will record as compensation expense the fair value of such shares as calculated pursuant to Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), recognized over the related service period. Westside has no option plans for its employees. Westside accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, "Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling Goods or Services." The accounting for common stock issued to non-employees and consultants is based upon the fair value of the services received or the fair value of the equity instruments issued whichever value is more reliably measurable.

Comment 4

Please include all disclosure required by paragraphs 45, 46 and 47 of SFAS 123, to the extent applicable.

Response 4

The disclosures required by paragraphs 45, 46, and 47 of SFAS No. 123 are not applicable to our financial statements as we had no employee stock-based compensation issued as of December 31, 2004.

Oil and Gas Properties, page F-6

Comment 5

We understand from various disclosures throughout your document that you have completed the data acquisition and preliminary processing of a three-dimensional seismic survey in northern Hill County, Texas. Please expand your accounting policy disclosure to describe your accounting treatment of three-dimensional seismic survey costs.

Response 5

Three-dimensional seismic survey costs directly associated with specific acreage to which proved reserves have already been assigned at the time that the costs were incurred are capitalized as developmental costs pursuant to SFAS 19. Seismic costs associated with acreage to which no proved reserves have been assigned are exploratory in nature and are expensed as incurred in accordance with SFAS 19. We did not incur any three dimensional seismic costs in 2004.

In researching our response to Comment 5, we reviewed all 3-D seismic accounting transactions for 2005. As a result of this review, we determined that one second quarter 2005 seismic transaction for $337,627 had been incorrectly accounted for. We have restated our second quarter 2005 10-QSB to correctly reflect the expensing of this transaction.

Note 2. Concentration of Credit Risk, page F-8

Comment 6

We understand that an investment of $15,884,420 in a reverse repurchase agreement is included in cash and cash equivalents at December 31, 2005, and that the collateral for this investment consisted of a collateralized mortgage obligation with a market value of approximately $16,209,641 at December 31, 2004. Please provide us with the details of the agreement and tell us how you accounted for the transaction. Cite any applicable accounting literature in your response.

Response 6

The reverse repurchase agreement was accounted for as a cash equivalent. This account is an interest-bearing account with our bank and serves as a backup to fund the operating checking account. The reverse repurchase agreement is that the account settles each business day with a new reverse repurchase agreement issued. An amount is swept from the reverse repurchase agreement account daily to replenish the checking account to meet our minimum balance requirement at the bank. We do not take possession of the collateral consisting of collateralized mortgage obligations.

Note 9. Warrants, page F-9

Comment 7

Expand your disclosure to explain how you determined the fair value of warrants issued. Please explain why there are significant exercise price differences for the warrants that were issued during 2004. We may have further comment.

Response 7

Additional disclosure has been made to the Warrant Note to explain how we determined the fair value of the warrants issued, and reads as follows:

Westside has determined, based upon a Black-Scholes model, that the fair value of the warrants on the date of grant was approximately $1,848,000, using an expected life of two to five years, volatility of 131% and a risk-free interest rate of 2.0%.

The differences in the exercise prices of the various warrants are due to the issue timing of the warrants as follows:


                                                 Exercise
    Description              Dates Issued          Price       Market Price
-------------------------------------------------------------------------------


In connection with notes
  payable                 February - April 2004    $0.50         $0.001 to $1.45
Private equity
  transactions            May - June 2004          $2.50         $1.25 - $3.18
Private placement
  memorandum              November 2004            $2.00             $3.75


The warrants issued in connection with the notes payable were recorded as a discount on the notes payable based on the relative fair value. Most of these warrants were issued on February 26, 2004 when there had been no trading activity in the common stock for several months and the market price was $0.001

The November 2004 warrants were issued on the same date and priced at the same per share amount as the shares issued in the private placement.

Additional Information for 10-KSB

As we are amending our 2004 10-KSB filing to reflect the above, we have also added additional disclosure regarding controls and procedures certification, as you previously suggested in a phone conversation with our Controller.


Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Statement of Operations, Page 4

Comment 8

We note that you present "Interest income" as a component of "Total Revenues" in your statements of operations. Please revise your financial statements to present as components of "Total Revenues" only those amounts earned from activities that constitute your ongoing major or central operations. This comment also applies to your Form 10-QSB for the fiscal quarter ended March 31, 2005.

Response 8

The statements of operations for both the first and second quarters of 2005 have been revised to present Interest Income as a component of "Other Revenues", and removed as a component of "Total Revenues."


The company acknowledges that:

         The company is responsible for the adequacy and accuracy of the disclosure in the filing;

         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Should you have any further questions or require additional information, please contact Sean Austin at 713.979.2660 ext. 206 / sjaustin@westsideenergy.com. We look forward to continuing to work with you to answer any questions you may have regarding Westside Energy Corporation.

Sincerely;




--------------------                            --------------------
Jimmy D. Wright                                 Sean J. Austin
President                                    Vice President and
(Principal Executive                         Corporate Controller
Officer and Principal                        (Principal Accounting Officer)
Financial Officer)